UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS

        (Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

        (Translation of registrant’s name into English)

United Mexican States

        (Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

   (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                 Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes         No    X

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes         No    X

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No    X

investors relations

31.08.2004

Prospective resources evaluation

PEMEX has continued and intensified its exploratory activities in the coastal plain, continental shelf and deep waters of the Gulf of Mexico through two- and three- dimensional seismic surveys, magnetometric surveys and geological and geophysical models that can predict hydrocarbon deposits.

To date, these activities have not led to new reserve discoveries, since PEMEX has not drilled exploratory wells in the geological formations that have been identified. However, they do allow for an important recognition of their potential. Most of these prospective resources could be found in the waters of the Gulf of Mexico. This estimate arises from the identification of various exploratory sites, as well as inferences using different geological hypotheses based on the information gathered. These prospective resources do not represent reserve additions or modify the proved hydrocarbon reserves that have been disclosed in the Annual Report and the Form 20-F of Petróleos Mexicanos filed at the Mexican Stock Exchange and the U.S. Securities and Exchange Commission, respectively (available in the Financial Information section of Investor Relations at www.pemex.com).

The identification of these prospective resources highlights the importance that the Gulf of Mexico could have as a world class basin for the production of hydrocarbons. Nevertheless, the discovery and development of these potential resources will depend on sustained investment and access to the appropriate technology.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petroleos Mexicanos
By: /s/ Octavio Ornelas Esquinca Octavio Ornelas Esquinca Managing Director of Finance and Treasury

 Date: September 1, 2004

FORWARD-LOOKING STATEMENTS

                This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.